THIRD AMENDMENT TO
SCHEDULE 13E-3
(Rule 13e-100)

Transaction Statement Under Section 13(e) of the Securities
Exchange Act of 1934 and Rule 13e-3 Thereunder

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

Rule 13e-3 Transaction Statement
under Section 13(e) of the Securities Exchange Act of 1934

CB FINANCIAL CORPORATION
(Name of Issuer)
CB FINANCIAL CORPORATION
(Name of Persons Filing Statement)
Common Stock
(Title of Class of Securities)
12480C107
(CUSIP Number of Class of Securities)
Norman B. Osborn 3710 Nash Street North Wilson, NC 27896-1120 (252) 243-5588
(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

Copy to:

John M. Cross, Jr.
Brooks, Pierce, McLendon, Humphrey & Leonard, L.L.P.
P.O. Box 26000
Greensboro, NC 27420
(336) 373-8850
(336) 232-9196 (facsimile)

This statement is filed in connection with (check the appropriate box):

a.	☒ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐ The filing of a registration statement under the Securities Act of 1933.

c.	☐ A tender offer.

d.	☐ None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing fee is a final amendment reporting the results of the transaction: ☐

CALCULATION OF FILING FEE

Transaction Value*	Amount of Filing Fee
$1,318,280.00	$405.00

* Calculated solely for the purpose of determining the filing fee, which was based upon the cash out price of $20.00 per share multiplied by the estimated number of shares of common stock as of September 30, 2007, which would be cashed out as a result of the Reverse Stock Split (65,914 shares).

☒ Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of filing.

Amount Previously Paid:	$405.00

Form or Registration No.:	Schedule 13E-3

Filing Party:	CB Financial Corporation

Date Filed:	October 25, 2007

RULE 13E-3 TRANSACTION STATEMENT

This Amendment No. 3 to the Rule 13e-3 transaction statement on Schedule 13E-3 is filed by CB Financial Corporation (the “Company”) in connection with its proposed (i) 1-for-132 reverse stock split of the Company’s common stock with a cash payout for fractional shares resulting from the reverse split (the “Reverse Stock Split”), (ii) 132-for-1 forward stock split to be effective following the Reverse Stock Split (the “Forward Stock Split”), (iii) conversion of all outstanding shares of Common Stock held by record shareholders owning fewer than 264 shares following the Reverse Stock Split and the Forward Stock Split to a new class of Series B Preferred Stock (the “Series B Conversion”), and (iv) conversion of all outstanding shares of Common Stock held by record shareholders owning 264 or more shares, but fewer than 792 shares, following the Reverse Stock Split and the Forward Stock Split to a new class of Series A Preferred Stock (the “Series A Conversion,” and collectively with the Series B Conversion, the “Conversions”). Following the Conversions, the Company will have fewer than 300 shareholders of its common stock and will terminate the registration of its common stock under the Securities and Exchange Act of 1934 (the “Exchange Act”).

Filed contemporaneously herewith or with prior filings are (i) the notice of special meeting of shareholders and definitive proxy statement (the “Proxy Statement”) and (ii) a revised form of proxy that will accompany the Proxy Statement. The Proxy Statement will be distributed to the Company’s shareholders in connection with a special meeting of the shareholders to be held on February 26, 2008 (the “Special Meeting”). At the Special Meeting, the shareholders will be requested to vote on proposed amendments to the Company’s Articles of Incorporation, which will (i) authorize the new class of Series A Preferred Stock (ii) authorize the new class of Series B Preferred Stock (iii) authorize the Reverse Stock Split (iv) authorize the Forward Stock Split, (v) authorize the Conversion Series B Conversion, and (vi) authorize the Series A Conversion. Each of the amendments is conditioned upon the approval of all the amendments. Shareholders whose fractional shares are cashed out as a result of the Reverse Stock Split will receive a cash payment equal to $20.00 per pre-split share.

The Company has securities registered under the Exchange Act and consequently is subject to Regulation 14A of the Exchange Act. The Company is filing this Schedule 13E-3 with the Securities and Exchange Commission contemporaneously with the second amended preliminary Proxy Statement filed by the Company pursuant to Regulation 14A of the Exchange Act.

In accordance with General Instruction F to Schedule 13E-3, the information set forth in the Proxy Statement (including the appendices thereto) is incorporated herein by reference in response to Items 1 through 14 of this Schedule 13E-3, in the manner and to the extent specified below. In addition, the Company has incorporated by reference certain financial information contained in its annual report on Form 10-KSB and quarterly report on Form 10-QSB as specified below.

This Schedule 13E-3 (and the documents that have been incorporated herein by reference) contain certain forward-looking statements and information with respect to the financial condition, results of operations, and business of the Company. These forward-looking statements are not guarantees of future performance and involve risks and uncertainties and are based on the beliefs and assumptions of management of the Company and on information available to management at the time that these disclosures were prepared. These statements might be identified by the use of words like “expect,” “anticipate,” “estimate,” and “believe,” variances of these words and other similar expressions. You should not place undue reliance on forward-looking statements that reflect management’s view only on the date hereof. A number of important factors could cause actual results to differ materially from those in the forward-looking statements.

ITEM 1.  SUMMARY TERM SHEET

The information set forth in the Proxy Statement under the caption “Summary Term Sheet” is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION

(a) The name of the company is CB Financial Corporation (the “Company”). The Company’s principal executive office is located at 3710 Nash Street North, Wilson, NC 27896, and its business telephone number is (252) 243-5588.

(b) As of September 30, 2007, the Company had 1,070,169 shares of common stock, no par value, issued and outstanding.

(c) The information required by this Item is set forth under “Information About the Company - Common Stock of the Company” in the Proxy Statement and incorporated herein by reference.

(d) The information required by this Item is set forth under “Information About the Company - Common Stock of the Company” in the Proxy Statement and incorporated herein by reference.

(e) The Company has not made an underwritten public offering of the Company’s common stock for cash during the past three years that was registered under the Securities Act of 1933 or exempt from registration under Regulation A (Securities Act Rule 251 through 263).

(f) The Company has not purchased any shares of its common stock in the past two years.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

(a) The filing person to which this Schedule 13E-3 relates is CB Financial Corporation. The name, business address and business telephone number of the Company is set forth in Item 2(a) above. The information set forth in the Proxy Statement under the caption “Information About the Company - Officers and Directors” and “-Security Ownership of Officers, Directors and 5% Stockholders” is incorporated herein by reference.

(b) Not applicable.

(c) The name and employment information with respect to each executive officer and director of the Company is set forth in the Proxy Statement under the caption “Information About the Company - Officers and Directors” and such information is incorporated herein by reference. None of the Company’s directors or executive officers has been convicted in a criminal proceeding during the past five (5) years (excluding traffic violations or similar misdemeanors) or has been a party to any judicial or administrative proceeding during the past five (5) years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the individual from future violations of, or prohibiting activities subject to, federal or state securities laws, or finding of any violation of federal or state securities laws. Each of the Company’s directors and executive officers is a citizen of the United States.

ITEM 4. TERMS OF THE TRANSACTION.

(a) The information required by this item is set forth in the Proxy Statement under the captions “Summary Term Sheet”, “Questions and Answers”, “Special Factors”, “Description of the Amendment and Recapitalization”, and “Additional Special Meeting Information - Vote Required for Approval” and incorporated herein by reference.

(c) The information set forth in the Proxy Statement under the captions “Special Factors - Recommendation of the Board of Directors; Fairness of Recapitalization”, “Special Factors - General Effects of Recapitalization”, “Special Factors - Additional Effects of Recapitalization on Affiliated Stockholders”, and “Special Factors - Additional Effects of Recapitalization on Non-Affiliated Stockholders” is incorporated herein by reference.

(d) The information set forth in the Proxy Statement under the caption “Description of the Amendment and Recapitalization - Dissenters’ Rights” is incorporated herein by reference.

(e) Security holders will be entitled to access the Company’s corporate records in the manner permitted by applicable federal and North Carolina state law. The information set forth in the Proxy Statement under the caption “Special Factors - Recommendation of the Board of Directors; Fairness of the Recapitalization” is incorporated herein by reference. Except as otherwise referenced herein, the issuer is making no special provision to grant unaffiliated security holders access to its corporate files; nor is it making any special provision to allow unaffiliated security holders to obtain counsel or appraisal services at the expense of the Company.

(f) The information required by this item is set forth in the Proxy Statement under the captions “Special Factors - General Effects of Recapitalization - Liquidity of Stock” and “Information About the Company - Common Stock of the Company,” and is incorporated herein by reference.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

The information set forth in the Proxy Statement under the caption “Information About the Company - Security Ownership of Officers, Directors and 5% Stockholders” is incorporated by reference. Except as otherwise described therein, the following responses are applicable.

(a)(1)	Not applicable.

(a)(2)	The information included in the Proxy Statement under the caption “Information About the Company - Past Contacts, Transactions, Negotiations, and Agreements” is incorporated herein by reference.

(b)	Not applicable.

(c)	Not applicable.

(e)	The information included in the Proxy Statement under the caption “Information About the Company - Past Contacts, Transactions, Negotiations, and Agreements” is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(b) The information in the Proxy Statement under the caption “Description of the Amendment and Recapitalization - Anticipated Accounting Treatment” is incorporated herein by reference.

(c) The information set forth in the Proxy Statement under the captions “Summary Term Sheet”, “Questions and Answers”, “Special Factors - Purposes of the Recapitalization”, “Special Factors - General Effects of the Recapitalization”, “Special Factors - Business of the Company after the Recapitalization”, and “Description of the Amendment and Recapitalization” is incorporated herein by reference.

ITEM 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS

(a) The information set forth in the Proxy Statement under the captions “Summary Term Sheet”, “Questions and Answers”, “Special Factors - Background of the Transaction”, and “Special Factors - Purposes of the Recapitalization” is incorporated herein by reference.

(b) The information set forth in the Proxy Statement under the caption “Special Factors - Alternatives Considered” is incorporated herein by reference.

(c) The information set forth in the Proxy Statement under the captions “Summary Term Sheet”, “Questions and Answers”, “Special Factors - Background of the Transaction”, “Special Factors - Purposes of the Recapitalization”, “Special Factors - Other Alternatives Considered”, and “Special Factors - Recommendation of Board of Directors; Fairness of Recapitalization” is incorporated herein by reference.

(d) The information set forth in the Proxy Statement under the captions “Summary Term Sheet”, “Special Factors - Purposes of the Recapitalization”, “Special Factors - General Effects of the Recapitalization”, “Special Factors - Additional Effects of Recapitalization on Affiliated Stockholders”, “Special Factors - Additional Effects of Recapitalization on Non-Affiliated Stockholders”, “Special Factors - Business of the Company after the Recapitalization” and “Special Factors - Certain United States Federal Income Tax Consequences” is incorporated herein by reference.

ITEM 8. FAIRNESS OF THE TRANSACTION.

(a) The information set forth in the Proxy Statement under the caption “Special Factors - Recommendation of the Board of Directors; Fairness of the Recapitalization” is incorporated herein by reference.

(b) The information set forth in the Proxy Statement under the captions “Special Factors - Recommendation of the Board of Directors; Fairness of the Recapitalization” and “Special Factors - Opinion of Financial Advisor” is incorporated herein by reference.

(c) The information set forth in the Proxy Statement under the captions “Special Factors - Recommendation of the Board of Directors; Fairness of the Recapitalization” is incorporated herein by reference.

(d) The information set forth in the Proxy Statement under the captions “Special Factors - Recommendation of the Board of Directors; Fairness of the Recapitalization” is incorporated herein by reference.

(e) The information set forth in the Proxy Statement under the captions “Special Factors - Recommendation of the Board of Directors; Fairness of the Recapitalization” is incorporated herein by reference.

(f) Not applicable.

ITEM 9. REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

(a) The information set forth in the Proxy Statement under the captions “Special Factors - Recommendation of Board of Directors; Fairness of the Recapitalization”, “Special Factors - Opinion of Financial Advisor” and “Special Factors - Background of the Transaction” is incorporated herein by reference.

(b) The information set forth in “Special Factors - Opinion of Financial Advisor” of the Proxy Statement is incorporated herein by reference.

(c) The written opinion dated August 21, 2007 delivered to the Company’s Board of Directors by Howe Barnes Hoefer & Arnett, Inc. (“Howe Barnes”) will be made available for inspection and copying at the principal executive offices of the Company at 3710 Nash Street North, Wilson, NC 27896 during the Company’s regular business hours by any interested equity security holder of the Company or representative who has been so designated in writing. A copy of Howe Barnes’ August 21, 2007 written opinion will be mailed by the Company to any interested Company stockholder or representative who has been so designated in writing upon written request to the Company and at the expense of the requesting stockholder. In addition, the information set forth in the Proxy Statement under the caption “Special Factors - Opinion of Financial Advisor” as well as Appendix B to the Proxy Statement titled “Opinion of Financial Advisor,” is incorporated herein by reference.

ITEM 10. SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

(a) The information set forth in the Proxy Statement under the captions “Special Factors - General Effects of the Recapitalization” and “Description of the Amendment and Recapitalization - Source and Amount of Funds” is incorporated herein by reference.

(b) Not applicable.

(c) The information set forth in the Proxy Statement under the caption “Description of the Amendment and Recapitalization - Fees and Expenses” is incorporated herein by reference. The foregoing expenses will be paid by the Company.

(d) Not applicable.

ITEM 11. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a) The information set forth in the Proxy Statement under the caption “Information About the Company - Security Ownership of Officers, Directors and 5% Stockholders” is incorporated herein by reference.

(b) Not applicable.

Except as otherwise set forth herein, neither the Company nor any executive officer, director, affiliate or subsidiary of the Company, nor any of the Company’s or any subsidiary’s pension, profit sharing, or similar plan, has engaged in any transaction in the Company’s common stock during the past sixty (60) days.

ITEM 12. THE SOLICITATION OR RECOMMENDATION.

(d) The information set forth in the Proxy Statement under the captions “Information About the Company - Security Ownership of Officers, Directors and 5% Shareholders”, “Additional Special Meeting Information - Who Can Vote at the Special Meeting”, and “Special Factors - Recommendation of the Board of Directors; Fairness of Recapitalization” is incorporated herein by reference.

(e) The information set forth in the Proxy Statement under the caption “Special Factors - Recommendation of the Board of Directors; Fairness of Recapitalization” is incorporated herein by reference.

ITEM 13. FINANCIAL STATEMENTS.

(a) The financial statements and accompanying notes to the financial statements included in (i) the Company=s Annual Report to Shareholders, filed with the SEC as Exhibit 13 to the Company’s Annual Report on Form 10-KSB for the year ended December 31, 2006, and (ii) the Company’s quarterly report on Form 10-QSB for the period ending September 30, 2007, as filed with the SEC, are incorporated herein by reference. In addition, the information included in “Financial Information of the Company”, “Additional Information” and “Incorporation of Certain Documents by Reference” in the Proxy Statement is incorporated herein by reference.

(b) The information set forth in the Proxy Statement under the caption “Financial Information of the Company - Consolidated Pro Forma Financial Information” is incorporated herein by reference.

ITEM 14. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) Not applicable.

(b) The information set forth in the Proxy Statement under the caption “Additional Special Meeting Information - Solicitation of Proxies” is incorporated herein by reference.

ITEM 15. ADDITIONAL INFORMATION.

(b) Not applicable.

ITEM 16. EXHIBITS.

Exhibit No.	Description
16(a)(2)(i)	Notice of Special Meeting and Definitive Proxy Statement*

16(a)(2)(ii)	Form of Proxy Card*

16(a)(5)(i)	Letter to Shareholders from Norman B. Osborn, President and Chief Executive Officer

16(a)(5)(ii)	Press Release dated October 30, 2007**

16(c)(1)	Presentation dated May 11, 2007 of Howe Barnes Hoefer & Arnett, Inc. ***

16(c)(2)	Presentation dated June 7, 2007 of Howe Barnes Hoefer & Arnett, Inc. ***

16(c)(3)	Presentation dated August 1, 2007 of Howe Barnes Hoefer & Arnett, Inc. ***

16(c)(4)	Presentation dated August 21, 2007 of Howe Barnes Hoefer & Arnett, Inc. ***

16(c)(5)	Opinion of Financial Advisor dated August 21, 2007 ****

16(d)(i)	Cornerstone Bank Director Stock Option Plan*****

16(d)(ii)	Cornerstone Bank Employee Stock Option Plan*****

16(d)(iii)	Cornerstone Bank Employee Stock Purchase Plan******

16(f)	The information set forth in “Description of the Amendment and Recapitalization - Dissenters Rights” of the Proxy Statement and Appendix C to Exhibit 16(a)(2)(i) is incorporated by reference.

16(g)	Not applicable.

*	Incorporated by reference to the Company’s definitive Schedule 14A, filed with the SEC on January 25, 2008.

**	Incorporated by reference to Exhibit 99.1 to the Company’s Form 8-K filed with the SEC on October 30, 2007.

***	Incorporated by reference to the Company’s Schedule 13E-3 filed with the SEC on October 25, 2007.

****	Incorporated by reference to Appendix B to Exhibit 16(a)(2)(i).

*****
Incorporated by reference to the Company’s Schedule 13E-3 filed with the SEC on October 25, 2007. Under the terms of the Agreement and Plan of Reorganization dated May 26, 2005 between CB Financial Corporation and the Cornerstone Bank, each one of the existing and outstanding shares of Bank common stock was converted, by operation of law, into one share of CB Financial Corporation’s common stock. The Director and Employee Stock Option Plans therefore involve shares of CB Financial Corporation rather than Cornerstone Bank.

******
Incorporated by reference to the Company’s first amended Schedule 13E-3 filed with the SEC on December 4, 2007. Under the terms of the Agreement and Plan of Reorganization dated May 26, 2005 between CB Financial Corporation and the Cornerstone Bank, each one of the existing and outstanding shares of Bank common stock was converted, by operation of law, into one share of CB Financial Corporation’s common stock. The Employee Stock Purchase Plan therefore involves shares of CB Financial Corporation rather than Cornerstone Bank.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CB FINANCIAL CORPORATION

By:	/s/ Norman B. Osborn
Norman B. Osborn President and Chief Executive Officer

Dated: January 25, 2008

EXHIBIT INDEX

Exhibit No.	Description
16(a)(2)(i)	Notice of Special Meeting and Definitive Proxy Statement*

16(a)(2)(ii)	Form of Proxy Card*

16(a)(5)(i)	Letter to Shareholders from Norman B. Osborn, President and Chief Executive
Officer

16(a)(5)(ii)	Press Release dated October 30, 2007**

16(c)(1)	Presentation dated May 11, 2007 of Howe Barnes Hoefer & Arnett, Inc. ***

16(c)(2)	Presentation dated June 7, 2007 of Howe Barnes Hoefer & Arnett, Inc. ***

16(c)(3)	Presentation dated August 1, 2007 of Howe Barnes Hoefer & Arnett, Inc. ***

16(c)(4)	Presentation dated August 21, 2007 of Howe Barnes Hoefer & Arnett, Inc. ***

16(c)(5)	Opinion of Financial Advisor dated August 21, 2007 ****

16(d)(i)	Cornerstone Bank Director Stock Option Plan*****

16(d)(ii)	Cornerstone Bank Employee Stock Option Plan*****

16(d)(iii)	Cornerstone Bank Employee Stock Purchase Plan******

16(f)	The information set forth in “Description of the Amendment and Recapitalization - Dissenters Rights” of the Proxy Statement and Appendix C to Exhibit 16(a)(2)(i) is incorporated by reference.

16(g)	Not applicable.

*	Incorporated by reference to the Company’s definitive Schedule 14A, filed with the SEC on January 25, 2008.

**	Incorporated by reference to Exhibit 99.1 to the Company’s Form 8-K filed with the SEC on October 30, 2007.

***	Incorporated by reference to the Company’s Schedule 13E-3 filed with the SEC on October 25, 2007.

****	Incorporated by reference to Appendix B to Exhibit 16(a)(2)(i).

*****
Incorporated by reference to the Company’s Schedule 13E-3 filed with the SEC on October 25, 2007. Under the terms of the Agreement and Plan of Reorganization dated May 26, 2005 between CB Financial Corporation and the Cornerstone Bank, each one of the existing and outstanding shares of Bank common stock was converted, by operation of law, into one share of CB Financial Corporation’s common stock. The Director and Employee Stock Option Plans therefore involve shares of CB Financial Corporation rather than Cornerstone Bank.

******
Incorporated by reference to the Company’s first amended Schedule 13E-3 filed with the SEC on December 4, 2007. Under the terms of the Agreement and Plan of Reorganization dated May 26, 2005 between CB Financial Corporation and the Cornerstone Bank, each one of the existing and outstanding shares of Bank common stock was converted, by operation of law, into one share of CB Financial Corporation’s common stock. The Employee Stock Purchase Plan therefore involves shares of CB Financial Corporation rather than Cornerstone Bank.